United States securities and exchange commission logo





                             July 15, 2022

       Vininder Singh
       Chief Executive Officer
       BullFrog AI Holdings, Inc.
       325 Ellington Blvd., Unit 317
       Gaithersburg, MD 20878

                                                        Re: BullFrog AI
Holdings, Inc.
                                                            Draft Registration
Statement on Form S-1
                                                            Submitted June 10,
2022
                                                            CIK No. 0001829247

       Dear Mr. Singh:

              We have reviewed your draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on
       EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

             After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

       Draft Registration Statement on Form S-1

       Prospectus Summary
       Business Overview, page 1

   1. Please revise the Business Overview section to highlight and clarify that to date you have not generated revenues
from your AI/ML system and that you have not conducted clinical trials on any
pharmaceutical drugs. Revise the penultimate paragraph in this section to clarify the scope of
your operations to date to provide context to your disclosure that you are "preparing to ramp
up" your business.
 Vininder Singh
FirstName
BullFrog AILastNameVininder Singh
            Holdings, Inc.
Comapany
July       NameBullFrog AI Holdings, Inc.
     15, 2022
July 15,
Page  2 2022 Page 2
FirstName LastName
2. We note your statements that your platform's analyses can be used to "mitigate risk" in therapeutic development and "increase the odds-of-success" for clinical trials. Please revise to explain your basis for these statements. In this regard, we do not see disclosure in the registration statement indicating this platform has been used to identify a drug candidate that has received regulatory approval for commercialization.
3. Briefly explain the difference between supervised and unsupervised machine learning the first time you use these terms.
Our bfLEAP Analytics Platform, page 3

4. Please tell us your basis for asserting that your bfLEAP Analytics Platform system is
         "more precise" and "proven."
Johns Hopkins University - Mebendazole License, page 5

5. Please revise your statement indicating Medendazole demonstrated "long-term safety" to present objective information about trial results, rather than conclusions as to the safety of your product candidate. Conclusions as to safety and efficacy are within the sole authority of the FDA and comparable foreign regulators.
Capitalization, page 23

6. It appears that certain of your convertible notes will automatically convert into common shares upon the completion of your IPO. Please explain why the conversion of these notes is not reflected in your pro forma capitalization.
Use of Proceeds, page 23

7. Please revise this section to provide more specific detail regarding each purpose and the associated amounts that you intend to use for each such purpose. For any proceeds to be allocated to clinical development of your pharmaceutical product candidates, include references to how far into the development processes the proceeds will enable you to reach. Similarly disclose, if applicable, the amounts you plan to allocate toward further
         developing the bfLEAP    platform and launching the contract services
business.
Liquidity and Capital Resources, page 30

8. Please revise your discussion of liquidity and capital resources to provide enhanced analysis and explanation of the sources and uses of cash and material changes in particular items underlying the major captions reported in your financial statements. Please assure that your discussion reconciles to the items and amounts presented on the face of your cash flow statements. Please also include a discussion of the conditions resulting in
         the going concern opinion included in the auditor   s report, and, if
relevant, address the
         fact that you are a holding company with no operations of your own and that you depend on your subsidiaries for cash.
 Vininder Singh
BullFrog AI Holdings, Inc.
July 15, 2022
Page 3
9. You disclose on page F-15 that during the year ended December 31, 2021, you issued common shares and shares of options to related parties for services rendered and for a subscription payable. You also disclose the sale of convertible promissory notes and warrants during the periods presented and during the subsequent interim period. Please revise your MD&A to discuss all of your equity instrument issuances. Disclose how you accounted for the instruments, including how you determined their fair value. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the recent valuations of your common stock leading up to the initial public offering and the estimated offering price. This information will help facilitate our review of your accounting for equity issuances including stock compensation. Please discuss with the staff how to submit your response.
Management's Discussion and Analysis of Financial Condition and Results of Operations
Results of Operations, page 30

10. Please revise your discussion of your results of operations to quantify and describe the reasons for changes in each line item on your Statement of Operations, rather than just in total.
Business
Acquisition of Bullfrog AI, page 31

11. Please file the acquisition agreement with Bullfrog AI, Inc. as an exhibit to your registration statement. Refer to Item 601 of Regulation S-K for guidance.
Our Products, page 32

12. We note your disclosure here of two product candidates, siRNA and Mebendazole, in addition to your bfLEAP platform. However, we do not see corresponding narrative disclosure related to these two product candidates elsewhere in your Business section.
         Please revise to provide a more fulsome discussion of these two product candidates, including a discussion of any targeted indications, pre-clinical studies, clinical trials conducted and current development status, or advise. For instance, please provide additional disclosure regarding the Phase I clinical trial of Mebendazole in patients with high-grade glioma, which you reference on page 33.
Our Market Opportunity, page 36

13. Please revise to provide narrative disclosure explaining what is depicted in the graphics shown in this section. Please balance statements claiming you are "poised to impact
FirstName LastNameVininder Singh
       multiple high-growth application areas" and disclosure of a "$47.1 billion serviceable
Comapany   NameBullFrog
       market"             AI Holdings,
                with your current market Inc.
                                          share and any steps that must be
taken before
July 15,commercializing
         2022 Page 3 your platform.
FirstName LastName
 Vininder Singh
FirstName
BullFrog AILastNameVininder Singh
            Holdings, Inc.
Comapany
July       NameBullFrog AI Holdings, Inc.
     15, 2022
July 15,
Page  4 2022 Page 4
FirstName LastName
Intellectual Property, page 37

14. Please revise to include the ownership status and expiration dates, or potential expiration dates if granted, for your patents and patent applications. Please also clarify which product or products your provisional patent application relates to and the current status of this application.
Licenses, page 40

15. Please revise the discussion of your licensing agreements to disclose the duration of the agreements, any termination provisions, the aggregate amounts paid to date and the aggregate future potential milestone payments payable. Please also file these three agreements as exhibits to the registration statement. Refer to Item 601 of Regulation S-K for guidance.
Competition, page 42

16. Please discuss the competitive business conditions your bfLEAP platform will face in the analytics industry. Please also disclose here your competitive position in the industry and any planned methods for competing.
Fast Track Designation, page 44

17. Please revise to explicitly state that being granted Fast Track designation does not grant any advantages in the regulatory approval process or guarantee eventual approval by the
         FDA.
Management and Board of Directors
Executive Officers and Directors, page 47

18. For the background disclosure of Mr. Singh and Mr. Hanson, please describe the business experience of each during the past five years including their principal occupations and the name and principal business of any corporation where they were employed. In addition, for each director, briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director. Refer to Item 401 of
         Regulation S-K for guidance.
Employment Agreements, page 49

19. Please file your employment agreement with Mr. Singh as an exhibit to this registration statement. Refer to Item 601 of Regulation S-K for guidance.
Certain Relationships and Related Party Transactions, page 50

20. With reference to Regulation S-K, Item 404(a)(1), please revise this section to disclose the name of each related person and the basis on which that person is a related person.
 Vininder Singh
FirstName
BullFrog AILastNameVininder Singh
            Holdings, Inc.
Comapany
July       NameBullFrog AI Holdings, Inc.
     15, 2022
July 15,
Page  5 2022 Page 5
FirstName LastName
Consolidated Financial Statements
Consolidated Statements of Operations, page F-4

21. On page 31 you state that you classify your operating expenses into two categories:
         research and development (R&D), and general and administrative; however, this classification is not reflected on the face of your consolidated statements of operations. In light of the significant emphasis on R&D activities in your document, please revise your consolidated statements of operations to separately report R&D expenses, or tell us how you determined that separate presentation was not required. To the extent you are able to support your decision not to report R&D on a separate line item, revise your footnotes to provide a table of R&D by line item on which they are reflected in your income statement.
         Revise your MD&A discussion on page 31 to provide a breakdown of R&D expenses by type of expense as well as by product candidate.
Notes to Consolidated Financial Statements
Note 3 - Summary of Significant Accounting Policies, page F-8

22. Please revise your revenue recognition accounting policy to provide all of the disclosures required by ASC 606 with respect to the contract that resulted in the unearned revenue of
         $10,000 reported as Deferred revenue at December 31, 2021. Please clarify the performance obligations you identified, and revise to disclose how you allocated the transaction price to such performance obligations. Explain whether the timing of satisfaction of the performance obligations is over time or at a point in time; describe the methods used to recognize revenue over time, or the significant judgments involved in evaluating when the customer obtains control of the services for performance obligations satisfied at a point in time. Refer to ASC 606-50 as applicable in your response.
Alternate Page for Resale Prospectus, page Alt-1

23. We note your inclusion of shares underlying your convertible Bridge Notes in the Resale
         Prospectus. We further note you refer back to your Description of Securities section to provide a more detailed description of these private placements, however no such disclosure appears there. Please revise or advise.
24. Please revise to identify the person or persons with voting and/or dispositive control over the shares reflected in the table.
Note 10 - Shareholder's Equity, page F-15

25. We note your disclosure that BullFrog Holdings, Inc. acquired BullFrog AI, Inc. via a 1:1 share exchange in June 2020. Please tell us and disclose in your financial statements how you accounted for this share exchange transaction (e.g., asset acquisition, business combination, etc.). Please also describe the composition of any net assets acquired. To the extent that you determined that this share exchange was a business combination, provide the disclosures required by ASC 805-10-50.
 Vininder Singh
BullFrog AI Holdings, Inc.
July 15, 2022
Page 6
General

26. The cover page of the IPO Prospectus indicates that you intend to apply to list your common stock on the Nasdaq Capital Market while also warning that no assurance can be given that your application will be approved. Please note that prior to effectiveness the prospectus must clearly state whether Nasdaq has approved a listing application. To the extent that you have not received such approval, you should remove any references to
         Nasdaq from the cover page and clarify, as applicable, where your common shares are to be quoted. Also, please reconcile the disclosures on the Resale Prospectus cover page that the no assurance can be given that Nasdaq will approve the listing application and the consummation of the offering is conditioned on obtaining Nasdaq approval.
27. To the extent that you conduct the IPO absent a Nasdaq listing, please revise to clarify whether you are registering your common stock pursuant to Section 12(g) of the Exchange
         Act. If you are not filing a Form 8-A in connection with the IPO, please revise the
         Summary to clarify that you will not be registering a class of securities under the
         Exchange Act and add appropriate risk factor disclosure concerning that decision. For instance, and without limitation, the risk factor disclosure should explain that you will not be subject to the proxy rules under Section 14 of the Exchange Act, the prohibition of short-swing profits under Section 16 of the Exchange Act, and the beneficial ownership reporting requirements of Sections 13(d) and (g) of the Exchange Act. Also disclose that your periodic reporting obligations under Section 13(a) will be automatically suspended under Section 15(d) of the Exchange Act to the extent that you have fewer than 300 shareholders.
28. With regard to the Resale Prospectus, please revise the cover page to state that the selling security holders will sell the shares of common stock at a fixed price until such time, if ever, as the common stock is quoted on the OTC Bulletin Board, the OTCQX, the
         OCTQB or listed on a national securities exchange. Also revise the Explanatory Note and Resale Prospectus cover page to clarify that any sales made pursuant to the Resale
         Prospectus can only occur after the firm commitment IPO is completed, or advise us how you plan to conduct simultaneous offerings and comply with Rule 415.
29.      Please file consents for each of the director nominees. Refer to Rule
438.
30. Please supplementally provide us with copies of all written communications, as defined in
FirstName LastNameVininder Singh
       Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf,
Comapany     NameBullFrog
       present                AI Holdings,
                 to potential investors      Inc. on Section 5(d) of the
Securities Act, whether or
                                        in reliance
July 15,not theyPage
         2022     retain
                      6 copies of the communications
FirstName LastName
 Vininder Singh
FirstName
BullFrog AILastNameVininder Singh
            Holdings, Inc.
Comapany
July       NameBullFrog AI Holdings, Inc.
     15, 2022
July 15,
Page  7 2022 Page 7
FirstName LastName
       You may contact Ibolya Ignat at 202-551-3636 or Angela Connell at 202-551-3426 if you
have questions regarding comments on the financial statements and related matters. Please contact Tyler Howes at 202-551-3370 or Joe McCann at 202-551-6262 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:      Arthur Marcus, Esq.